UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 12)

Southwest Gas Holdings, Inc.

(Name of Subject Company)

Southwest Gas Holdings, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $1 per share

Preferred Stock Purchase Rights

(Title of Class of Securities)

844895102

(CUSIP Number of Class of Securities)

Karen S. Haller

Executive Vice President / Chief Legal & Administrative Officer

Southwest Gas Holdings, Inc.

8360 S. Durango Dr., P.O. Box 98510

Las Vegas, Nevada

(702) 876-7237

(Name, Address and Telephone Number, including area code, of Agent For Service)

With copies to:

Brandon C. Parris

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

(415) 268-7000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 12 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Southwest Gas Holdings, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on November 9, 2021. The Statement relates to the unsolicited tender offer by IEP Utility Holdings LLC, a Delaware limited liability company, and Icahn Enterprises Holdings L.P., a Delaware limited partnership, to purchase any and all of the issued and outstanding shares of common stock, par value $1 per share, of the Company at a price of $75.00 per share, in cash, without interest and less any applicable withholding taxes. Except as otherwise set forth in this Amendment, the information set forth in the Statement remains unchanged.

The Statement is hereby amended and supplemented as follows:

Item 9	Financial Statements and Exhibits.

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(24)	Frequently Asked Questions with respect to the Separation of Centuri

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SOUTHWEST GAS HOLDINGS, INC.

/s/ Thomas E. Moran
Date: March 11, 2022	Thomas E. Moran
Vice President/Corporate Secretary/Legal Counsel